Filed by Henderson Group plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Janus Capital Group Inc.

Commission File Number: 001-15253

Date: March 21, 2017

21 March 2017

Merger of Henderson Group plc and Janus Capital Group Inc.

Publication of Circular

On 3 October 2016, Henderson Group plc (“Henderson Group”) and Janus Capital Group Inc. (“Janus”) announced that their respective boards had unanimously agreed to a merger of equals of Henderson Group and Janus (the “Merger”).

Further to that announcement, a circular concerning the Merger and containing a Notice of Extraordinary General Meeting to approve the Merger has been made available to Henderson Group shareholders today.

To view a copy of the Circular and Notice of Extraordinary General Meeting (including a sample form of proxy for Henderson Group shareholders and voting instruction form for CDI Holders), click on the link below or visit the Henderson Group website at www.henderson.com/EGM2017:

http://www.rns-pdf.londonstockexchange.com/rns/0898A_1-2017-3-21.pdf

Henderson Group notes that in seeking approval for the issue of up to 1,511,000 New Janus Henderson Shares to the current members of the Janus board of directors (who are expected to join the Henderson Group’s board on completion of the Merger) and their respective related parties in connection with the Merger (the “Proposed Share Issuance to Janus Nominated Directors”), ASX Limited (“ASX”) has granted Henderson Group a waiver of ASX Listing Rule 10.13.3 to the extent necessary to permit the Notice of Extraordinary Meeting to state that the Proposed Share Issuance to Janus Nominated Directors may take place later than one month after the date of the Extraordinary General Meeting. The waiver was granted on condition that the Proposed Share Issuance to Janus Nominated Directors takes place within 2 months from the date of the Extraordinary General Meeting and that the terms of this waiver from ASX are released to the market at the time that the Notice of Extraordinary General Meeting is released to the market.

In compliance with Listing Rule 9.6.1, a copy of the Circular has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

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Further information www.henderson.com/IR or

Investor enquiries
Miriam McKay	+44 (0) 20 7818 2106
Head of Investor Relations	miriam.mckay@henderson.com

Louise Curran Investor Relations Manager	+44 (0) 20 7818 5927 louise.curran@henderson.com

or
Investor Relations	+44 (0) 20 7818 5310
investor.relations@henderson.com

In connection with the proposed merger, Henderson has filed a registration statement on Form F-4 with the SEC, containing a proxy statement of Janus Capital Group and other documents regarding the proposed merger. Before making any voting or investment decision, the respective investors and shareholders of Henderson and Janus Capital Group are urged to carefully read the entire registration statement of Henderson, including the proxy statement of Janus Capital Group, and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they contain important information about Henderson, Janus Capital Group and the proposed merger. The registration statement and other related documents filed by Henderson and Janus Capital Group will be available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC may also be obtained without charge at Henderson’s website, www.henderson.com or at Janus Capital Group’s website www.janus.com, respectively.